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                                                                 Exhibit (a)(25)

                                                                   November 1999


To Amway Japan Shareholders:

This is to inform you that we commenced on November 18, 1999 a tender offer for shares of common stock of Amway Japan Limited at an offer price of Y1,490 per share.

Following completion of the tender offer, Amway Japan and the Company propose to merge, with the Company as the surviving entity. The Company will continue the Amway business under the Amway Japan Limited name. It is expected that the merger will occur within the next several months upon approval by the extraordinary meeting of shareholders. The principal shareholders of Amway Japan have agreed to vote their Amway Japan shares in favor of the merger. This assures that the necessary approval of Amway Japan shareholders for an extraordinary resolution will be received. As a result of the merger, shares of Amway Japan will be deregistered from the Japanese OTC. Our tender offer for Amway Japan shares is to ensure that public shareholders of Amway Japan receive a full and fair price for the shares before Amway Japan shares become illiquid. We were informed that the board of directors of Amway Japan determined that the tender offer is fair and in the best interest of Amway Japan public shareholders and recommended that they accept the offer and tender their shares.

Enclosed are (i) Tender Offer Explanatory Statement, (ii) a list of offices where Amway Japan shares may be tendered and (iii) our November 15 joint press release with Amway Japan for your review. Individual shareholders should contact the nearest retail branch offices of The Nikko Securities Co., Ltd. in order to tender.

Sincerely

/s/ Gary K. Sumihiro
Gary K. Sumihiro
Representative Director
N.A.J. Co., Ltd.



Enclosures:
Tender Offer Explanatory Statement
A list of offices where Amway Japan shares may be tendered
November 15 joint press release with Amway Japan